UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


ANGIOTECH PHARMACEUTICALS INC

(Name of Issuer)


Common Stock, no par value
(Title of Class of Securities)


034918102
(CUSIP Number)


Interinvest Corporation
192 South Street, Suite 350
Boston, MA 02111
Attention: Stanley T. Schmidt
Telephone: (617-723-7870)
 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


November 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1.  Names of Reporting Persons.

 Interinvest Corporation Inc.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Massachusetts

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     0


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)            0%

14.  Type of Reporting Person (See Instructions)    IA







1.  Names of Reporting Persons.

Interinvest Consulting Corporation of Canada Limited

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     627,900



9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               627,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
627,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)            0.74%

14.  Type of Reporting Person (See Instructions)    IA











1.  Names of Reporting Persons.

Interinvest (Bermuda) Ltd.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Bermuda

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                    531,000


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power              531,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
   531,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)            0.62%

14.  Type of Reporting Person (See Instructions)    IA












1.  Names of Reporting Persons.

Hans P. Black

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                    1,158,900


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power         	1,158,900


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
1,158,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)          1.36%

14.  Type of Reporting Person (See Instructions)   IN




ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, no par value (the "Common Stock"), of Angiotech Pharmaceuticals, Inc. (the "Issuer") with principal executive offices located at 1618 Station Street, Vancouver, B.C. Canada, V6A 1B6.

ITEM 2. IDENTITY AND BACKGROUND

(a)	The names of the persons filing this Schedule 13D are
Interinvest Corporation Inc., a Massachusetts corporation; Interinvest (Bermuda) Ltd., a Bermuda corporation;
Interinvest Consulting Corporation of Canada Limited, a
Canadian corporation; and Hans P. Black, a citizen of
Canada. The foregoing persons are hereinafter sometimes
referred to collectively as the "Reporting Persons".
(b)	The principal business address of Interinvest Corporation
Inc. is 192 South Street, Suite 350, Boston, MA 02111. The principal business address of Interinvest (Bermuda) Ltd. is
77 Front Street, 3rd Floor, Hamilton HM 12. The principal
business address of Interinvest Consulting Corporation of
Canada Limited is 3655 rue Redpath, Montreal, QC H3G 2W8.
The principal business address of Hans P. Black is 3655 rue Redpath, Montreal, QC H3G 2W8.
(c)	The principal business of the Reporting Persons is the
furnishing of investment advisory services. The principal occupation of Hans P. Black is serving as Chairman of
Interinvest Consulting Corporation of Canada Limited and Interinvest Corporation Inc.
(d)	During the last five years, none of the foregoing entities
have been convicted in a criminal proceeding.
(e)	During the last five years, none of the foregoing entities
have been subject to a civil proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) Hans P. Black, a reporting person, is a citizen of Canada.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Between November 1, 2010 - November 10, 2010, the Reporting Persons sold an aggregate of 3,362,300 shares of Common Stock for aggregate gross proceeds of approximately $976,038. At the end of this transaction, reporting persons had 1,158,900 shares in Angiotech Pharmaceuticals for an aggregate weighting of 1.37%.



ITEM 4. PURPOSE OF TRANSACTION

On October 29, 2010, Angiotech Pharmaceuticals Inc (Symbol: ANPI) announced an agreement with a majority of Senior noteholders and Floating Rate Noteholders which involved a significant restructuring of the company's capital structure and a dilution of existing shareholder's interests.

The Reporting Persons had originally acquired the Common Stock of the Issuer for investment purposes. In their opinion the announced restructuring dilutes existing shareholder value. Upon analyzing the Issuer's financial position and strategic direction, the agreement referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons determined to sell the majority of the Reporting Persons' respective holdings in the Issuer. Depending upon future developments including the price of the Issuer's common stock and market conditions, Reporting Persons may make additional sales or purchases of the Issuer's common stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As a result of the following transactions, as of this reporting date the Reporting Persons beneficially own 1,158,900 shares of Common Stock representing 1.36% of all of the outstanding shares of Common Stock. The percentage set forth in this response is based on the 85,176,449 shares of Common Stock outstanding as of September 30, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. Of the net 3,362,300 shares of common stock sold by the Reporting Persons on behalf of their clients: Interinvest Corporation Inc. sold 1,574,000 shares or 1.85% of Issuer's outstanding shares; Interinvest Consulting Corporation of Canada Limited sold 1,689,300 shares for a total of 1.98% of the Issuer's outstanding shares; Interinvest (Bermuda) Ltd. sold 4,000 shares for a total of 0.005% of the Issuer's outstanding shares. Hans P. Black Sold 95,000 shares or 0.11% of the Issuer's outstanding shares.

(b)	As a result of the sales, the Reporting Persons  have the power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) 1,158,900 shares of Common Stock representing 1.36% of all of the outstanding shares of Common Stock

(c) The following describes all the transactions in Common Stock that were effected during the past sixty days by the Reporting Persons:



Transaction   Numberof		Price/	Type of
Date		Shares	$ Value	Share	Transaction

Interinvest Corporation Inc.
9/27/10		250,000	$186,156$0.745	Sell
9/29/10		  4,500	$ 2,880 $0.64	Sell
10/1/10     	 75,000	$39,750	$0.53	Buy
11/1/10	      1,574,000	$459,840$0.292	Sell



Interinvest (Bermuda) Ltd.
9/27/10		20,000	$15,016	$0.751	Sell
11/10/10	 4,000	$944	$0.236	Sell



Interinvest Consulting Corporation of Canada Limited
9/27/10		40,000	$30,300	$0.758	Sell
9/28/10		82,500	$62,376	$0.756	Sell
11/1/10	       426,300	$124,224$0.291	Sell
11/2/10	       700,000	$204,609$0.292	Sell
11/3/10	       160,000	$45,824	$0.286	Sell
11/4/10	       203,500	$58,201	$0.286	Sell
11/5/10	       100,000	$28,100	$0.281	Sell
11/8/10	        49,500	$13,909	$0.281	Sell
11/9/10	        50,000	$12,495	$0.250	Sell



Hans P. Black
11/1/10	       95,000	$28,188	$0.297	Sell





(d)	The investment advisory clients of Interinvest Corporation Inc.,
Interinvest Consulting Corporation of Canada Limited, and Interinvest (Bermuda) Ltd. have the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients. No such client has an interest that relates to more than 5% of the Common Stock.


(e)	Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the shares of Common Stock held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give a third party voting power or investment power over the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of December 12, 2008
among Interinvest Corporation Inc., Interinvest Consulting Corporation of Canada Limited, Interinvest (Bermuda) Ltd., and Hans P. Black

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2010

	Interinvest Corporation Inc.

	By: /s/ Stanley T. Schmidt
	Stanley T. Schmidt
	President,Interinvest Corporation Inc.


	Interinvest Corporation of Canada Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Chairman


	Interinvest (Bermuda) Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Director




	By: /s/ Hans P. Black
	Hans P. Black









	EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with the Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule D (including amendments thereto) with respect to the common stock of the Issuer (as defined in the attached Schedule 13D), and agrees that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 12th day of December, 2008.


Interinvest Corporation, Inc.

By: /s/ Stanley T. Schmidt
Stanley T. Schmidt
President


Interinvest Corporation of Canada Limited

By: /s/ Hans P. Black
Hans P. Black
Chairman



Interinvest (Bermuda) Limited

By: /s/ Hans P. Black
Hans P. Black
Director




By: /s/ Hans P. Black
Hans P. Black








CUSIP No. 034918102		Page 9 of 10